UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCATEL

By:	/s/ JEAN-PASCAL BEAUFRET

Jean-Pascal Beaufret
Chief Financial Officer

Date: July 1st, 2003

      “Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel successfully resolves litigation against Loral

      Paris, 1 July 2003 — Alcatel (Paris; CGEP.PA and NYSE: ALA), Europe’s largest satellite manufacturer, announced today that it will acquire Loral Space & Communications, Ltd.’s 47% share of the Europe*Star satellite system as part of a transaction that successfully terminates Alcatel’s joint ventures with Loral and resolves Alcatel’s litigation against Loral and its subsidiary, Space Systems/Loral, Inc.

      Acquiring Loral’s share in Europe*Star will increase Alcatel’s stake to 95%. The Europe*Star transfer is subject to German antitrust review, which Alcatel expects to complete this summer. Loral also agreed to pay Alcatel $13 million in cash, $5 million now and $8 million no later than one year from now.

      In addition, Loral has transferred its interest in the SkyBridge satellite project to Alcatel, while Alcatel has given up its interest in Loral’s Cyberstar partnership. As part of these arrangements, Alcatel plans to terminate its arbitration and lawsuits against Loral.

      At the same time, Alcatel, Intelsat and Loral have agreed that Intelsat will pay Alcatel directly, rather than through Loral, for Alcatel’s share of orbital incentives on the Intelsat IX and VII satellite programs. Alcatel expects these direct payments to reach in the range of $60 million over the next few years.

      Pascale Sourisse, Chairman and CEO of Alcatel Space, stated: “We are pleased to resolve our disputes with Loral in this fashion. Now owning 95% share in Europe*Star, plus present and future cash payments, provides substantial value. Equally important, we have clarified our relationship with Loral. Lastly, Alcatel will receive directly from Intelsat Alcatel’s Intelsat IX and VII orbital incentives payments.”

      Alcatel’s litigation against Loral began in the spring of 2001, when Alcatel obtained a federal court order in New York prohibiting Loral and SS/L from violating joint venture arrangements dating back to 1991. Alcatel then initiated an ICC arbitration in Switzerland against Loral for breach of contract. Alcatel won partial awards in that arbitration upholding substantially all of Alcatel’s claims and rejecting all of Loral’s counterclaims. Earlier this year Alcatel brought another lawsuit in New York to block SS/L from transactions that would have substantially endangered Alcatel’s future orbital incentive payments on the Intelsat IX and VII programs.

About Alcatel, Alcatel Space, Europe*Star and Skybridge

      Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus an optimizing their service offerings and revenue streams. With sales of EURO 16.5 million in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the internet: www.alcatel.com.

      Alcatel Space, a wholly-owned subsidiary of Alcatel, is the world’s third largest satellite manufacturer and Number 1 in Europe. Deploying extensive dual expertise in civil and military applications, Alcatel Space develops satellite solutions for telecommunications, navigation, radar and optical observation, meteorology and science. The company is also the leading European prime contractor fore earth observation, meteorology and navigation ground segments, and for space system operation. For more information, visit the Alcatel Space website: www.alcatel.com/space

      Alcatel Space affiliate Europe*Star is a satellite owner-operator headquartered in London, with regional marketing offices in Cape Town, South Africa and New Delhi, India. Europe*Star operates its own mission control centre in Toulouse, France, for tracking, telemetry & control of the satellites. Europe*Star offers satellite capacity on its geostationary satellites; leasing whole & fractional transponders for full-time and occasional use requirements. Brought into service at the start of 2001, the innovative Europe*Star 1 satellite has five high-power beams covering Europe, Southern Africa, the Middle East, the Indian subcontinent and South East Asia. Its Europe*Star B satellite provides additional capacity for markets in Central and Eastern Europe. www.europestar.com

      Alcatel Space affiliate SkyBridge LP designs and delivers broadband satellite solutions and services. SkyBridge, with its team of Alcatel-led partners, has designed a unique global broadband satellite system. Prior to launching this system, SkyBridge is delivering leading-edge broadband services using geosynchronous (GEO) satellites to clients on a worldwide basis. Visit SkyBridge at www.skybridgesatellite.com

Alcatel Press contacts

Florence Pontieux/HQ	Tel: +33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com
Laurent Zimmermann/Alcatel Space	Tel: +33 (0)1 46 52 64 68	laurent.zimmermann@space.alcatel.fr

Alcatel Investors Relations

Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	Peter.Campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	Charlotte.Laurent-ottomane @alcatel.com